HAHN & HESSEN LLP
488 Madison Avenue, New York, NY 10022
  T 212.478.7400
F 212.478.7400

December 16, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628
Attention: Mellissa Campbell Duru, Special Counsel, Office of Mergers & Acquisitions

Re:	B+H Ocean Carriers Ltd.
Schedule 13e-3 Filed November 21, 2011
File No.: 5-40007

Greetings:

We are in receipt of the Commission’s letter of comment, dated December 14, 2011, and, on behalf of B+H Ocean Carriers Ltd. (“BHO” or the “Company”), have the responses set forth below.

Please be advised that the numbers of the following responses correspond to the bulleted paragraphs in the Staff’s letter. The Company plans to file an amendment to Schedule 13e-3 incorporating needed changes and other conforming changes.  For your convenience, a marked copy of the proposed amended Schedule 13E-3 filing is enclosed for your review as Exhibit A to this response letter.

The reverse/forward stock split was approved by the shareholders of the Company on November 22, 2011.  The Company will amend the Schedule 13E-3 to disclose this information. The information to be provided in the amendment is set forth below:

“Certificates of Amendment (the “Amendments”) to the Company’s Certificate of Incorporation providing for a 1-for-101 Reverse Stock Split (the “Reverse Stock Split”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), followed immediately by a 101-for-1 Forward Stock Split (the “Forward Stock Split” and, together with the Reverse Stock Split, the “R/F Stock Split”) of the Common Stock were filed with the Ministry of Foreign Affairs of the Republic of Liberia and became effective on November 28, 2011. The Amendments were approved by the Company’s Board of Directors on October 18, 2011, and by stockholders holding the requisite number of shares of the Company’s capital stock at the Annual Meeting of Stockholders of the Company on November 22, 2011. Upon the effectiveness of the Reverse Stock Split on November 28, 2011, stockholders of record (as identified in the Company’s records of security holders) holding fewer than 101 shares of Common Stock immediately prior to the Reverse Stock Split became entitled to a cash payment equal to $4.00 per share of Common Stock held by them, on a pre-split basis, without interest. Stockholders of record (as identified in the Company’s records of security holders) holding 101 or more shares of Common Stock immediately prior to the Reverse Stock Split and beneficial owners holding in “street name” through a nominee (such as a bank, broker or other third party), regardless of the number of shares so held, participated in the Forward Stock Split and therefore continued to hold the same number of shares immediately after the Forward Stock Split as they did immediately before the Reverse Stock Split.

Based on the information available to the Company as of the date hereof, the R/F Stock Split reduced the number of record holders of the Common Stock (as defined by Rule 12g5-1 of the Exchange Act) to fewer than 300. On December 2, 2011, the Company filed a Form 25 with the SEC to delist from NYSE Amex and to deregister the Common Stock under Section 12(b) of the Exchange Act.  The Company also intends to file a  Form 15 with the SEC to suspend its reporting obligations under Section 13(a) pursuant to Section 15(d) of the Exchange Act. Upon the filing of the Form 25 and the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 20-F, will be suspended.”

Schedule 13e-3

1.
The proxy statement related to the approval of the reverse-stock split/going private transaction was first furnished as an exhibit to Form 6-K on October 19, 2011.  At that time, the company did not file the required Schedule 13e-3.  Rather, the company filed the Schedule 13e-3 on November 21, 2011; one day prior to the shareholder meeting at which the vote approving the going private transaction occurred.  Please refer to Rule 13e-3(d) and General Instructions A(4) of Schedule 13e-3, which set forth the filing requirements and timing requirements for the filing of Schedule 13e-3 by an issuer or affiliate engaged in a going private transaction.  The company did not comply with such requirements.  Please promptly file an amendment to Schedule 13e-3 disclosing this fact and explaining why the filing was untimely.

Response:

The Company will amend the Schedule 13E-3 to disclose the fact that the Company did not timely file the Schedule 13E-3 and will explain why the filing was untimely. The information to be provided in the amendment is set forth below:

“The Company did not comply with the filing and timing requirements for the filing of its Schedule 13E-3 with the SEC due to a mistaken interpretation of Rule 13e-3, which sets forth the requirements for going private transactions.  The Company’s interpretation of Rule 13e-3 is set forth under the heading “No Schedule 13e-3” in the Proxy Statement which was both included as an exhibit to the Form 6-K filed by the Company with the SEC on October 19, 2011 and mailed to shareholders of the Company on October 20, 2011.  Once the Company realized this error, it immediately filed a Schedule 13E-3 with the SEC, prior to the shareholder meeting on November 22, 2011, at which the reverse/forward stock split was approved. The reverse/forward stock split occurred on November 28, 2011.

Although this filing was not made 30 days prior to the transaction occurring, as required by Rule 13-e-3, the Proxy Statement containing all of the material information required to be disclosed to the shareholders of the Company in Schedule 13E-3 was provided to the shareholders of the Company more than 30 days before the transaction occurred.”

2.  Please refer to our comment above.  In amending the filing, please disclose the consequences of the untimely filing.  Additionally, please disclose that the company is responsible for the accuracy and completeness of the filings it has made, inclusive of the proxy statement disclosure that is incorporated by reference to the Schedule 13e-3.  Further, please prominently disclose the legend required by Rule 13e-3(e)(1)(iii) in the next amendment.

Response:

The Company will amend Schedule 13E-3 to disclose the consequences of the untimely filing and to make further disclosures as set forth above.

The following legend required by Rule 13e-3(e)(1)(iii) will be prominently displayed on the cover page of the amended Schedule 13E-3 as follows:

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE PROPOSED TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information to be provided in the amendment is set forth below:

“The Company is responsible for the accuracy and completeness of the SEC filings it has made, including the proxy statement disclosure that is incorporated by reference to the Schedule 13E-3 filing made on November 21, 2011.

Although the Company mistakenly failed to timely file Schedule 13E-3 with the SEC, the shareholders of the Company were not negatively affected by this oversight since the shareholders of the Company were provided with all material information regarding the proposed reverse/forward stock split in a timely manner.  The Proxy Statement containing the relevant material information regarding the proposed transaction was filed as an exhibit to the Company’s Form 6-K with the SEC on October 19, 2011 and was mailed to shareholders on October 20, 2011, well in advance of the shareholder meeting that occurred on November 22, 2011 during which the transaction was voted on.

At the time of the filing of its Proxy Statement, the Company believed in good faith that it was not required to file Schedule 13E-3 as a foreign private issuer but nonetheless provided the information that would have been required on Schedule 13E-3 in order to ensure the shareholders had all material information necessary. This is evidenced by the actions of the Company prior to the shareholder meeting. The Company filed a Proxy Statement as an exhibit to its Form 6-K with the SEC setting forth all of the material information relating to the reverse/forward stock split in advance of the shareholder vote and delivered copies of such Proxy Statement to its shareholders.  Furthermore, upon realizing that its interpretation of Rule 13e-3 was incorrect and that it was required to file Schedule 13E-3, the Company promptly filed Schedule 13E-3 prior to the shareholder meeting.  At the time of the Schedule 13E-3 filing, the shareholders had timely received all the material information relating to the proposed transaction, as the information in Schedule 13E-3 consisted solely of information set forth in the Proxy Statement previously delivered to the Company’s shareholders.”

3.  Please confirm in your response letter the exact date the proxy statement was mailed and/or distributed.

Response:

The Proxy Statements were mailed to the Company’s Shareholders on October 20, 2011.

4.  Please advise us of whether the Schedule 13e-3 that was filed on November 21, 2011 was mailed and/or distributed to shareholders prior to the shareholder meeting and if not, why not. We may have further comment.

Response:

Schedule 13E-3 filed on November 21, 2011 was not mailed or distributed to shareholders. However, the shareholders were mailed the Proxy Statement containing substantially all of the information required to be set forth in Schedule 13E-3 on October 20, 2011.  The Company also filed a Form 6-K with the SEC on October 19, 2011 including as exhibits a press release concerning the shareholder meeting and the related Proxy Statement and the Proxy Statement.

5. Please advise us of how the company will distribute to its shareholders any amendments to Schedule 13e-3, inclusive of the amendments that will be made in connection with this comment letter. Refer generally to Rule 13e-3(d)(2).  We may have further comment.

Response:

The Company will post the amended Schedule 13E-3 on its website and will mail a copy of the amended Schedule 13E-3 to all its current shareholders.

6.  Please correct the signature block of the Schedule 13e-3 and identify Mr. Hudner as the Chief Executive Officer, versus Chief Financial Officer.

Response:

We confirm that the Company will amend Schedule 13E-3 to contain the correct signature block of Mr. Hudner as Chief Executive Officer.

Proxy Statement

7.  Refer to the heading, “No Schedule 13e-3”.  You disclose “since BHO is a foreign private issuer, it is not required to file a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC.”  The company’s shares were listed on the NYSE Amex and are registered under Section 12(b).  Accordingly, Rule 13e-3 applies to the transaction.  Please amend the Schedule 13e-3 to correct the prior disclosure.

Response:

The information to be provided in the amendment is set forth below:

“The information contained under the heading “No Schedule 13e-3” of the Proxy Statement is erroneous. This information includes a statement that “since BHO is a foreign private issuer, it is not required to file a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC.”   The Company is required to file Schedule 13E-3 because its shares of Common Stock were listed on the NYSE Amex at the time of the proposed transaction, and are registered under Section 12(b). The Company filed Schedule 13E-3 with the SEC on November 21, 2011.”

8.  Please refer to our comment above.  The proxy statement disclosed that “[y]our stockholders will not receive all the information that may be provided in a Schedule 13E-3.”  Please clarify in your next amendment that the company is liable for any material misstatements or omissions in connection with the Rule 13e-3 filing, inclusive of the proxy statement which was incorporated by reference.

Response:

The information to be provided in the amendment is set forth below:

“At the time the Proxy Statement was filed as an exhibit to the Company’s Form 6-K filed  with the SEC and disseminated to the Company’s shareholders, the Company believed that it was not required to file Schedule 13E-3 with the SEC, and stated in the Proxy Statement that its “stockholders [will] not receive all the information that may be provided in a Schedule 13E-3.” However, the stockholders have received all of the information required to be provided in Schedule 13E-3, because that information was contained in the  Proxy Statement.  The Schedule 13E-3 that was filed by the Company contains solely information included in the Proxy Statement, which Proxy Statement also incorporates by reference the information in the Company’s Form 20-F. Although the Company believes it has not made any material misstatements nor has it failed to disclose any material facts regarding the reverse/forward stock split in any of its filings, including the Proxy Statement and Schedule 13E-3 previously filed with the SEC, the Company is liable for any material misstatements or omissions in connection with the Schedule 13E-3 filing, inclusive of the Proxy Statement which was incorporated by reference.”

******************************

Attached as Exhibit B to this response letter is a statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 478-7250 if you have any comments regarding the foregoing or need additional information.  We would appreciate receiving any further comments at your earliest convenience.

Very truly yours,

/s/ James Kardon

Member of the Firm

Enclosures

cc:           Michael S. Hudner

EXHIBIT A - PROPOSED AMENDMENT NO. 1 TO SCHEDULE 13E-3

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the

Securities Exchange Act of 1934

Amendment No. 1

B+H Ocean Carriers Ltd.

(Name of the Issuer)

B+H Ocean Carriers Ltd.

(Name of Person(s) Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

055090104

(CUSIP Number of Class of Securities)

Michael S. Hudner

3rd Floor, Par La Ville Place

14 Par-La-Ville Road

Hamilton HM JX Bermuda

Telephone:  (441) 295-6875

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statements)

This statement is filed in connection with (check the appropriate box):

a.   ☐  The filing of soliciation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.   ☐  The filing of a registration statement under the Securities Act of 1933.

c.   ☐  A tender offer.

d.   ☒  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE PROPOSED TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
$81,484.00 *	$9.33 **

* Calculated solely for purposes of determining the filing fee.  This amount assumes the acquisition of 20,371 shares of common stock for $4.00 per share in cash in lieu of issuing fractional shares to holders of less than one hundred and one shares after the proposed reverse stock split.

** Determined pursuant to Rule 0-11(b) by multiplying the transaction valuation of $81,484.00 by 0.00011460.

 ☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $5.88

Form or Registration No.:  Schedule 13E-3

Filing Party:  B+H Ocean Carriers Ltd.

Date Filed:  November 21, 2011

Exhibit A - Proposed Amendment No. 1 to Schedule 13E-3

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2011 (the “Schedule 13E-3”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by B+H Ocean Carriers Ltd., a Liberian corporation (the “Company”). Except as set forth herein, all information in the Schedule 13E-3 remains unchanged.

Certificates of Amendment (the “Amendments”) to the Company’s Certificate of Incorporation providing for a 1-for-101 Reverse Stock Split (the “Reverse Stock Split”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), followed immediately by a 101-for-1 Forward Stock Split (the “Forward Stock Split” and, together with the Reverse Stock Split, the “R/F Stock Split”) of the Common Stock were filed with the Ministry of Foreign Affairs of the Republic of Liberia and became effective on November 28, 2011. The Amendments were approved by the Company’s Board of Directors on October 18, 2011, and by shareholders holding the requisite number of shares of the Company’s capital stock at the Annual Meeting of Shareholders of the Company on November 22, 2011. Upon the effectiveness of the Reverse Stock Split on November 28, 2011, shareholders of record (as identified in the Company’s records of security holders) holding fewer than 101 shares of Common Stock immediately prior to the Reverse Stock Split became entitled to a cash payment equal to $4.00 per share of Common Stock held by them, on a pre-split basis, without interest. Shareholders of record (as identified in the Company’s records of security holders) holding 101 or more shares of Common Stock immediately prior to the Reverse Stock Split and beneficial owners holding in “street name” through a nominee (such as a bank, broker or other third party), regardless of the number of shares so held, participated in the Forward Stock Split and therefore continued to hold the same number of shares immediately after the Forward Stock Split as they did immediately before the Reverse Stock Split.

Based on the information available to the Company as of the date hereof, the R/F Stock Split reduced the number of record holders of the Common Stock (as defined by Rule 12g5-1 of the Exchange Act) to fewer than 300. The Company filed a Form 25 with the SEC to delist from NYSE Amex and to deregister the Common Stock under Section 12(b) of the Exchange Act.  The Company also intends to file a Form 15 with the SEC to suspend its reporting obligations under Section 13(a) pursuant to Section 15(d) of the Exchange Act. Upon the filing of the Form 25 and the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 20-F, will be suspended.

The Company did not comply with the filing and timing requirements for the filing of its Schedule 13E-3 with the SEC due to a mistaken interpretation of Rule 13e-3, which sets forth the requirements for going private transactions.  The Company’s interpretation of Rule 13e-3 is set forth under the heading “No Schedule 13e-3” in the Proxy Statement which was both included as an exhibit to the Form 6-K filed by the Company with the SEC on October 19, 2011 and mailed to shareholders of the Company on October 20, 2011.  Once the Company realized this error, it immediately filed a Schedule 13E-3 with the SEC, prior to the shareholder meeting on November 22, 2011, at which the R/F Stock Split was approved. The R/F Stock Split occurred on November 28, 2011.

Although the Schedule 13E-3 filing was not made 30 days prior to the transaction occurring, as required by Rule 13e-3, the Proxy Statement containing all of the material information required to be disclosed to the shareholders of the Company in Schedule 13E-3 was filed as an exhibit to the Company’s Form 6-K with the SEC on October 19, 2011 and was mailed to the shareholders of the Company more than 30 days before the transaction occurred.

Although the Company mistakenly failed to timely file Schedule 13E-3 with the SEC, the shareholders of the Company were not negatively affected by this oversight since the shareholders of the Company were provided with all material information regarding the proposed R/F Stock Split in a timely manner since the Proxy Statement containing the relevant material information regarding the proposed transaction was filed as an exhibit to the Company’s Form 6-K with the SEC on October 19, 2011 and was mailed to shareholders on October 20, 2011, well in advance of the shareholder meeting that occurred on November 22, 2011 during which the transaction was voted on.

The Company is responsible for the accuracy and completeness of the SEC filings it has made, including the proxy statement disclosure that is incorporated by reference to the Schedule 13E-3 filed on November 21, 2011.

At the time of the filing of its Proxy Statement, the Company believed in good faith that it was not required to file Schedule 13E-3 as a foreign private issuer but nonetheless provided the information that would have been required on Schedule 13E-3 in order to ensure the shareholders had all material information necessary. This is evidenced by the actions of the Company prior to the shareholder meeting. The Company filed a Proxy Statement as an exhibit to its Form 6-K with the SEC setting forth all of the material information relating to the R/F Stock Split in advance of the shareholder vote and delivered copies of such Proxy Statement to its shareholders.  Furthermore, upon realizing that its interpretation of Rule 13e-3 was incorrect and that it was required to file Schedule 13E-3, the Company promptly filed the Schedule 13E-3 prior to the shareholder meeting.  At the time of the Schedule 13E-3 filing, the shareholders had timely received all the material information relating to the proposed transaction, as the information in the Schedule 13E-3 consisted solely of information set forth in the Proxy Statement previously delivered to the Company’s shareholders.

The information contained under the heading “No Schedule 13e-3” of the Proxy Statement is erroneous. This information includes a statement that “since BHO is a foreign private issuer, it is not required to file a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC.”   The Company is required to file Schedule 13E-3 because its shares of Common Stock were listed on the NYSE Amex at the time of the proposed transaction, and are registered under Section 12(b). The Company filed the Schedule 13E-3 with the SEC on November 21, 2011.

At the time the Proxy Statement was filed as an exhibit to the Company’s Form 6-K filed  with the SEC and disseminated to the Company’s shareholders, the Company believed that it was not required to file Schedule 13E-3 with the SEC, and stated in the Proxy Statement that its “shareholders [will] not receive all the information that may be provided in a Schedule 13E-3.” However, the shareholders have received all of the information required to be provided in Schedule 13E-3, because that information was contained in the  Proxy Statement.  The Schedule 13E-3 that was filed by the Company contains solely information included in the Proxy Statement, which Proxy Statement also incorporates by reference the information in the Company’s Form 20-F. Although the Company believes it has not made any material misstatements nor has it failed to disclose any material facts regarding the R/F Stock Split in any of its filings, including the Proxy Statement and the Schedule 13E-3 previously filed with the SEC, the Company is liable for any material misstatements or omissions in connection with the Schedule 13E-3 filing, inclusive of the Proxy Statement which was incorporated by reference.

            Item 16. Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibits hereto:

(a)(ii)           Press Release announcing Company’s approval of reverse stock split at annual general meeting, scheduling of reverse forward stock split and plan to delist and go dark1

 (a)(iii)         Certificate of Amendment to Company’s Articles of Incorporation effecting the reverse stock split, filed with the Ministry of Foreign Affairs of the Republic of Liberia on November 28, 20112

(a)(iv)         Certificate of Amendment to Company’s Articles of Incorporation effecting the forward stock split, filed with the Ministry of Foreign Affairs of the Republic of Liberia on November 28, 20113

1 Previously filed as an exhibit to the Company’s Report on Form 6-K on November 22, 2011.

2 Previously filed as an exhibit to the Company’s Report on Form 6-K on November 28, 2011.

3 Previously filed as an exhibit to the Company’s Report on Form 6-K on November 28, 2011.

Exhibit A - Proposed Amendment No. 1 to Schedule 13E-3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2011	B+H Ocean Carriers Ltd. By ________________ Michael S. Hudner Chairman of the Board, President and Chief Executive Officer

EXHIBIT B - CERTIFICATION OF COMPANY

CERTIFICATION OF B+H OCEAN CARRIERS LTD.

In connection with the response letter of B+H Ocean Carriers Ltd. (the “Company”) dated December 16, 2011, to the Securities and Exchange Commission’s letter of comment, dated December 14, 2011, I, Michael S. Hudner, Chairman of the Board, President and Chief Executive Officer of the Company, do hereby certify that:

 (1)           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)           Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)           The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date:           December 16, 2011

By:      s/Michael S. Hudner
    Michael S. Hudner
    Chairman of the Board, President and
    Chief Executive Officer